Loeb & Loeb LLP 345 Park Avenue New York, NY 1015	Main 212.407.4000 Fax 212.407.4990

July 16, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Timothy Collins

  Loan Lauren Nguyen

Re:	Industrial Human Capital, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed on June 30, 2021
File No. 333-255594

Dear Mr. Collins:

On behalf of Industrial Human Capital, Inc. (the “Company”), we are hereby responding to the letter dated July 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on June 30, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No.3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 127

1.	We note your response to prior comment 2. Please expand your disclosure to disclose that A.G.P. will assist you in structuring and negotiating a definitive purchase agreement with respect to a business combination. We note the disclosure in Section 1 of your Business Combination Marketing Agreement filed as Exhibit 1.2. Please also revise the related disclosure on page 155 accordingly.

RESPONSE: The disclosure on page 127 and page 155 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

General

2.	We note your response to prior comment 1 and the revised disclosure that if a potential business combination arises that would be suitable for both you and ShiftPixy which gives rise to a conflict of interest you anticipate the board of directors would recuse any conflicted members of your managing from taking any role in the consideration and retain appropriately qualified, non-conflicted personnel to advise you in accordance with the provisions of your amended and restated certificate of incorporation relating to transactions with affiliates. However, Section Sixth.I of your amended and restated certificate of incorporation only discusses a transaction in which you will enter into a business combination with an affiliate of ShiftPixy. Please revise to clarify whether your guidance with respect to potential business combinations suitable for both you and ShiftPixy will be included in any written policy and, if not included in any written policy, please revise your disclosure to state this clearly

RESPONSE: The disclosure on pages 9, 120 and 128 of the Amended Registration Statement has been revised to reflect that the Company will have a conflict of interest policy which will, among other things, require conflicted personnel to recuse themselves from the consideration of interested transactions.

3.	We note your response to prior comment 3 but we are unable to locate the revised provision in the warrant agreement. We note your risk factor disclosure on page 65 and disclosure on page 137 state that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly.

RESPONSE: Section 9.3 of the warrant agreement has been revised to reflect that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

4.	We note your risk factor disclosure on page 67 and disclosure on page 141 state that the exclusive forum provision in your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We further note that Article Tenth of your amended and restated certificate of incorporation states that the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims brought under the Securities Act. Please reconcile your disclosures or advise.

RESPONSE: Article Tenth of the amended and restated certificate of incorporation has been revised to provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of causes of action arising under the Securities Act.

Please feel free to call me at 212-407-4063 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/Alex Weniger-Araujo
Alex Weniger-Araujo